-------
 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
-------                                                Washington, D.C. 20549                            --------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol      6.  Relationship of Reporting Person(s)
   Keating,        Mary            Ellen       Barnes & Noble, Inc.    Symbol=BKS            to Issuer (Check all applicable)
__________________________________________  _____________________________________________    ____ Director      __ 10% Owner
                                                                                             _X__ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4.  Statement for             title below)      below)
                                               Number of Reporting      Month/Day/Year
    c/o Barnes & Noble, Inc.                   Person, if an entity                          Senior Vice President, Corporate
    122 Fifth Avenue                           (voluntary)                3/13/03            Communications
__________________________________________                              ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date    7.  Individual or Joint/Group Filing
   New York        New York        10011                               of Original (Month/       (Check Applicable Line)
__________________________________________                             Day/Year)             _X_ Form filed by One Reporting Person
  (City)          (State)          (Zip)                                                     ___ Form filed by More than One
                                                                                                 Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                         2A.                                              5. Amount of
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Securities
                              2. Trans-  Exe-        action       or Disposed of (D)         Beneficially 6. Ownership
                                 action  cution      Code         (Instr. 3, 4 and 5)        Owned           Form:
                                 Date    Date        (Instr.     ------------------------    Following       Direct(D) 7. Nature of
                                 (Month/ if any         8)                 (A)               Reported        or           Indirect
1.  Title of Security            Day/    (Month/    ----------    Amount   or    Price       Trans-          Indirect     Beneficial
    (Instr.3)                    Year)   Day/Year)   Code   V              (D)               actions(s)      (I)          Ownership
----------------------------- ---------  ---------  ----------   --------  ---  --------  --------------- ------------ -------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)       Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                  6. Date
                                                                                                                     Exercisable
                                                                                                                     and
                                     2. Conver-               3A. Deemed                  5. Number of Deriv-        Expiration
                                        sion or    3. Trans-      Execution  4. Trans-       ative Securities        Date (Month/
                                        Exercise      action      Date, if      action       Acquired (A) or         Day/Year)
                                        Price of      Date        any           Code         Disposed of (D)      ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)    (Instr. 3, 4, and 5) Date      Expir-
1. Title of Derivative Security         ative          Day/        Day/      -----   ---- ----------------------- Exercis-  ation
   (Instr. 3)                           Security       Year)       Year)      Code     V         A          D     able      Date
--------------------------------     -----------   ---------- -------------  ------------ ----------- ----------- --------  ------

Stock Option (Right to Buy)             $15.95       3/13/03                    A            4,690                 (1)      3/12/13
Stock Option (Right to Buy)             $18.72       7/24/02                    A            7,015                 (2)      7/23/12

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       of Deriv-
                                                                             Beneficially     ative
                        7. Title and Amount of Underlying                    Owned            Security:
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option
  (Right to Buy)            Common Stock          4,690

Stock Option
  (Right to Buy)            Common Stock          7,015                     101,520(3)         D

Explanation of Responses:

(1)  One fourth of these options become exercisable on March 13 of each of the years 2004 through 2007.
(2)  One fourth of these options become exercisable on July 24 of each of the years 2003 through 2006.
(3)  Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the
     Issuer's Common Stock.

                                                                                /s/ Mary Ellen Keating            March 14, 2003
**Intentional misstatements or omissions of facts constitute                    -------------------------------   --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).                                                               Mary Ellen Keating

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 3